Norske Skog

02 DEC -3 AM 8:07

Skogn, 2002-11-22

United States Securities and Exchange Commission
Washington DC 20549

USA

02060175

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, November 21, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Ringstad
Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange November 21, 2002

dlw 12/4

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Reporting dates 2003

Reporting dates 2003 will be as follows:

4Q/Year 2002: Wednesday 5 February 2003
1Q 2003: Wednesday 7 May 2003
2Q 2003: Wednesday 6 August 2003
3Q 2003: Wednesday 5 November 2003

AGM will be held on Thursday 10 April 2003

Skogn, 21 November 2002

NORSKE SKOG
Investor Relations